October 14, 2015

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Mr. Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	Content Checked Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-205730)
Request for Acceleration

Ladies and Gentlemen:

Content Checked Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended, and declare the Registration Statement effective at 12:00 noon, Eastern Daylight Time, on Thursday, October 15, 2015, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CONTENT CHECKED HOLDINGS, INC.

By:	/s/ Kris Finstad
Name:	Kris Finstad
Title:	Chief Executive Officer

cc:	Frank Pigott, Staff Attorney

CONTENT CHECKED HOLDINGS, INC.

8730 Sunset Boulevard, Suite 240

West Hollywood, California 90069